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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                    FORM 12b-25


                                              Commission File Number  0-10560
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                             NOTIFICATION OF LATE FILING

    (Check One):   [  ] Form 10-K      [  ] Form 11-K      [  ] Form 20-F
                   [X ] Form 10-Q      [  ] Form 10-N-SAR
For Period Ended:   June 30, 1997
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[  ]     Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ]     Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
[  ]     Transition Report on Form 11-K

For the Transition Period Ended:                                   .
                                 ---------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                         ---------------------

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                           Part I -  Registrant Information

Full Name of Registrant:    CTI Group (Holdings) Inc.

Former Name If Applicable:
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Address of Principal Executive Office (Street and Number):    901 S. Trooper
                                                           -------------------
Road, P. O. Box 80360
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City, State and Zip Code:    Valley Forge, Pennsylvania  19484
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                          Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)       The accountant's statement or other exhibit required by
                   Rule 12b-25(c) has been attached if applicable.


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                                Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

              In the fiscal year ended March 31, 1997, the Company acquired Soft-Com Inc. ("SC") through the merger of SC with and into CGI Acquisition Corp., a wholly-owned subsidiary of the Company. For accounting purposes, the Company is required to value certain software and other assets of SC. As a result of having to value such assets, as of the date hereof, the Company has not been able to, without unreasonable effort or expense, finalize it's balance sheets as of March 31, 1997 and therefor can not complete it's balance sheet as of June 30, 1997.




                             Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

 Mark H. Daugherty                        (610)                 666-1700
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     (Name)                            (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [  ] Yes       [ X ] No

              The Company has not timely filed a Current Report on Form 8-K in connection with the acquisition described in Part III above and its Annual Report on Form 10-KSB for the year ended March 31, 1997.


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [  ] Yes       [ X ] No


                   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By: /s/ Mark H. Daugherty              Date:     August 15, 1997
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    Mark H. Daugherty
    Chief Financial Officer